PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,				For the Year Ended December 31,
	2011		2010		2010		2009		2008		2007		2006
	(Amounts in thousands)
Net income	$421,509		$261,093		$696,114		$790,456		$973,872		$487,078		$345,909
Less: Income allocated to noncontrolling interests in subsidiaries which do not have fixed charges	(8,248)		(7,941)		(16,561)		(17,203)		(17,668)		(16,527)		(16,014)
Less: Equity in earnings of investments	(26,486)		(18,749)		(38,352)		(53,244)		(20,391)		(12,738)		(11,895)
Add: Cash distributions from investments	29,378		25,201		49,888		49,408		43,455		23,606		17,699
Less: Impact of discontinued operations	355		(4,943)		(8,032)		7,104		8,029		683		(3,902)
Adjusted net income	416,508		254,661		683,057		776,521		987,297		482,102		331,797
Interest expense	12,917		14,617		30,225		29,916		43,944		63,671		33,062
Total earnings available to cover fixed charges	$429,425		$269,278		$713,282		$806,437		$1,031,241		$545,773		$364,859
Total fixed charges - interest expense (including capitalized interest)	$13,138		$14,809		$30,610		$30,634		$45,942		$68,417		$35,778

Cumulative preferred share cash dividends	$116,256		$116,987		$232,745		$232,431		$239,721		$236,757		$214,218
Preferred partnership unit cash distributions	-		3,625		5,930		9,455		21,612		21,612		19,055
Allocations pursuant to EITF Topic D-42	15,899		5,063		8,289		(78,218)		(33,851)		-		31,493
Total preferred distributions	$132,155		$125,675		$246,964		$163,668		$227,482		$258,369		$264,766
Total combined fixed charges and preferred share distributions	$145,293		$140,484		$277,574		$194,302		$273,424		$326,786		$300,544
Ratio of earnings to fixed charges	32.69	x	18.18	x	23.30	x	26.32	x	22.45	x	7.98	x	10.20	x
Ratio of earnings to fixed charges and preferred share distributions	2.96	x	1.92	x	2.57	x	4.15	x	3.77	x	1.67	x	1.21	x

Exhibit 12